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[LOGO OF COMMERCIAL INTERTECH APPEARS HERE]
                                                                  July 18, 1996

Dear Fellow Shareholders:

  After careful consideration, Commercial Intertech Corp.'s Board of Directors has voted unanimously to recommend that shareholders reject as inadequate the revised unsolicited $30 per share tender offer by United Dominion Industries, Ltd. In reaching this decision, your Board again reaffirmed the Company's strategic plan and resolved to proceed with the initiatives, announced on July 12, 1996, to spin off to shareholders 100% of the Company's Cuno Incorporated fluid filtration and purification subsidiary and to repurchase up to 2.5 million of the Company's 15.5 million common shares currently outstanding.

  The Board determined that United Dominion's revised unsolicited offer is inadequate and not in the best interests of Commercial Intertech, its shareholders and other important constituents, and does not adequately reflect the long-term value or prospects of the Company. In making its determination, the Board again reviewed the Company's long-term strategic plan to build value for its shareholders by growing its core businesses and establishing a separate public market for Cuno. In connection with its determination, the Board considered the opinion of its financial advisor, Goldman, Sachs & Co., that the revised United Dominion offer is inadequate.

  Your Board and management remain focused upon building on Commercial Intertech's record of strong financial performance over the past three years. Pursuing our strategic plan, together with the repurchase program, will provide a balanced package of long-term and short-term value that responds to shareholders with different investment objectives and more accurately reflects the Company's underlying worth. We believe this course will best protect and enhance value for our shareholders and serve the interests of all our constituencies.

  The Company's directors and officers do not intend to sell any shares in connection with the repurchase program, nor to tender into the United Dominion offer. WE STRONGLY RECOMMEND THAT SHAREHOLDERS NOT TENDER THEIR SHARES INTO THE REVISED UNITED DOMINION TENDER OFFER.

  The enclosed Amendment No. 2 to Schedule 14D-9 describes your Board's decision to reject the revised United Dominion offer and contains other important information relating to its decision. We urge you to read it carefully.

  Once again, your Board of Directors and I greatly appreciate your continued support and encouragement.

                                          Sincerely,

                                          /s/ Paul J. Powers

                                          Paul J. Powers
                                          Chairman and Chief Executive Officer